EXHIBIT 4.2

Gold City Industries Ltd.

Suite 550 - 580 Hornby Street, Vancouver, BC V6C 3B6

 telephone: (604) 682-7677 fax: (604) 642-6577

email: info@gold-city.net Website: www.gold-city.net

August 6,2002

Mr. Doug Good, Chairman

Dynasty Motorcar Corporation

800 McCurdy Road Kelowna,

BC V1X2P7

Dear Mr. Good

Re: Letter Agreement Regarding the Acquisition of 100% interest in the Golden Crown-Winnipeg Claims Subject to 2.5% NSR Royalty

This letter will confirm that Gold City Industries Ltd. ("Gold City") agrees to acquire 100% interest in the Golden Crown (L.600) and Winnipeg (L.599) crown granted mineral claims (the "Property") located about 7 kilometres east of Greenwood, British Columbia from Dynasty Motorcar Corporation ("Dynasty") on the following basis:

1. Gold City will deliver to Dynasty on closing of the transaction, 1,000,000 common shares of Gold City which will become free trading after a hold period not to exceed 4 months;

2. On closing of the transaction Gold City will make a cash payment of $25,000 to Dynasty;

3. Dynasty will receive a "Note Payable" of $125,000, whereby Gold City will pay Dynasty $125,000 over a period of 15 months, payable by fifteen equal monthly principal installments commencing one (1) month after Closing, until the Note Payable is paid off. Interest of 12% per annum shall be due and payable on any past due installments;

4. If Gold City is 90 days or more in default on the monthly installments of the Note Payable, then Dynasty will have the right to take Gold City shares in payment of such past due installment at the lesser of the market price at the time or $0.16 per share;

5. If Gold City has not made all its cash payments on the Note Payable within two years, then Dynasty will have the right to take Gold City shares in payment of the outstanding balance at a price of $0.16 per share; or retain a 40% direct interest in the Property;

6. Dynasty will receive a 2.5% net smelter return ("NSR") royalty for all production of minerals from the property. Gold City will have the right, but not the obligation to purchase the 2.5% NSR royalty for $1,250,000, in increments of 0.5% at $250,000 per increment, within a 2 year period, subject to the first increment being purchased within the first year of the agreement;

7. Dynasty agrees that any Gold City shares sold into the market will be done on an orderly basis and that Gold City will be given the right to place any large blocks of stock that Dynasty wishes to sell;

8. Dynasty agrees to vote all Gold City shares that it owns in support of current management for a period of two years;

9. Gold City will keep the Property in good standing at all times;

10. Gold City will provide Dynasty with pertinent information regarding the Property such as progress reports and production reports on a timely basis at Dynasty's request;

11. Dynasty, upon written or verbal request, will have reasonable access to the Property.  This proposal is subject to approval by regulatory authorities, the Gold City board of directors and due diligence by Gold City. In addition, Gold City and Dynasty agree to use their best commercial efforts in preparing and executing the mutually agreeable formal documentation required to give effect to the afore noted and closing of the transaction within 60 days, failing which this agreement shall lapse and become of no further force and effect.

If you are in agreement with the terms of the agreement please sign as indicated below:

Yours truly,

GOLD CITY INDUSTRIES LTD.

/s/ Fred Sveinson

Fred Sveinson, P. Eng

President and CEO

Agreed to this 6th day of August, 2002

Dynasty Motorcar Corporation

/s/ Karl Schindeler

Karl Schindler, President